
1- 01822

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the fiscal year ended July 31, 2001

                    OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

                Commission file number 1-1822

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

LACLEDE GAS COMPANY
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Independent Auditors'
     Report

(b) Exhibit

     Independent Auditors' Consent

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,
the Company has duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.

                                   LACLEDE GAS COMPANY
                                   WAGE DEFERRAL SAVINGS PLAN
                                        (Registrant)

                              BY _____
                                   Ronald L. Krutzman,
                                   Treasurer and Assistant
                                        Secretary

Date: January 25, 2002

Laclede Gas Company Wage Deferral Savings Plan

Financial Statements as of and for the Years Ended July 31, 2001 and 2000, Supplemental Schedule as of July 31, 2001 and Independent Auditors' Report

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Laclede Gas Company
  Wage Deferral Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

January 11, 2002

**Deloitte
Touche
Tohmatsu**

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2001 AND 2000

	2001	2000
CASH	$ 409	$ 139
INVESTMENTS	80,935,338	81,080,644
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	40,610	117,053
Employer Contribution	12,956	43,570
Total Contributions Receivable	53,566	160,623
ACCRUED INCOME	19,938	30,756
NET ASSETS AVAILABLE FOR BENEFITS	$ 81,009,251	$ 81,272,162

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 5,378,798	$ 5,019,928
Employer	1,992,570	1,730,590
	7,371,368	6,750,518
INVESTMENT INCOME/(LOSS):		
Interest and dividends	2,098,189	2,123,660
Net depreciation in fair value of investments	(3,255,479)	(13,718)
	(1,157,290)	2,109,942
TOTAL ADDITIONS	6,214,078	8,860,460
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	5,699,079	5,434,327
NET TRANSFERS TO OTHER PLANS	777,910	509,389
TOTAL DEDUCTIONS	6,476,989	5,943,716
INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(262,911)	2,916,744
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	81,272,162	78,355,418
END OF YEAR	$ 81,009,251	$ 81,272,162

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001 AND 2000

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

   Investment Valuation – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

   Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

   The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

   Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

2. **INFORMATION REGARDING THE PLAN**

   The following description pertains to the Plan as in effect during the years ended July 31, 2001 and 2000 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions expressed as a percentage of compensation in one-tenth increments (minimum of 0.9%) or in dollar or half-dollar amounts (minimum $5.00), up to 15% of the participant's compensation, subject to certain Internal Revenue Code ("IRC") limitations. Beginning August 1, 2000, employee contributions up to 8% of a participant's compensation are matched one-half by the Company; prior to that date, employee contributions up to 7% of compensation received a 50% match. Participants may change the amount of their contributions two times per Plan year to be effective the first payroll date on or after February 1 and August 1.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

Effective November 1, 2000, the nine available investment funds are:

- Laclede Gas Company Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Prior to November 1, 2000, the five available investment funds were:

- Laclede Gas Company Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I

Effective October 1, 2001, stock certificates previously representing shares of Laclede Gas Company common stock were deemed to represent the same number of shares of The Laclede Group common stock. This is a result of The Laclede Group, Inc. becoming the parent of Laclede Gas Company on that date. The number of shares of common stock held by American Express did not change because each share of Laclede Gas Company is now deemed to represent one share of The Laclede Group, Inc.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 7% to 12% at July 31, 2001.

Payment of Benefits – Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in the Laclede Gas Company Common Stock Fund may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2001 and 2000.

3. **INVESTMENTS**

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2001	2000
Laclede Gas Company Common Stock Fund (2,458,435.584 and 2,554,636.749 units, respectively)	$22,595,481	$21,241,805
American Express Trust Equity Index Base Fund (1,018,281.496 and 1,012,325.860 units, respectively)	36,986,021	42,804,174
Pyramid Russell 2000 Index Fund (9,110.135 and 7,060.756 units, respectfully)	4,828,235	3,788,992
American Express Trust Bond Fund (84,735.419 and 64,269.186 units, respectively)	5,596,435	3,761,226
American Express Trust Money Market Fund I (5,890,096.990 and 5,486,970.910 units, respectively)	5,890,097	5,486,971
Loans to Participants	3,902,713	3,997,476

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $(3,255,479) and $(13,718), respectively, as follows:

	2001	2000
Laclede Gas Company Common Stock Fund	$ 2,320,864	$(3,926,691)
American Express Trust Equity Index Base Fund	(6,016,163)	3,439,969
American Express Trust Bond Fund	541,823	213,529
Pyramid Russell 2000 Index Fund	(35,974)	259,475
American Express Trust Short-Term Horizon Fund 25:75	120	-
American Express Trust Medium-Terrm Horizon Fund 50:50	(4,837)	-
American Express Trust Long-Term Horizon Fund 65:35	(9,723)	-
American Express Trust Long-Term Horizon Fund 80:20	(51,589)	-

4. **TAX STATUS**

The Plan obtained its latest determination letter dated January 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2001, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE 1

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(FORM 5500, ITEM 27a - SCHEDULE G, PART I)
7/31/2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Gas Company Common Stock Fund	Company stock fund (2,458,435.584 units)		$ 22,595,481
*	American Express Trust Equity Index Base Fund	Common/collective trust (1,018,281.496 units)		36,986,021
*	Pyramid Russell 2000 Index Fund	Common/collective trust (9,110.135 units)		4,828,235
*	American Express Trust Bond Fund	Common/collective trust (84,735.419 units)		5,596,435
*	American Express Trust Money Market Fund I	Common/collective trust (5,890,096.990 units)		5,890,097
*	American Express Trust Short - Term Horizon Fund 25:75	Common/collective trust (445.232 units)		7,993
*	American Express Trust Medium - Term Horizon Fund 50:50	Common/collective trust (10,675.336 units)		231,602
*	American Express Trust Long - Term Horizon Fund 65:35	Common/collective trust (23,595.940 units)		264,558
*	American Express Trust Long - Term Horizon Fund 80:20	Common/collective trust (27,019.525 units)		632,203
*	Loans to Participants	Loans to participants (3,902,713.140 units) Interest rate 7.00% - 12.00%		3,902,713

* Party-in-interest.

F - 11

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

Exhibit to Form 11-K (Wage Deferral Savings Plan)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-57573 of Laclede Gas Company on Form S-8 of our report dated January 11, 2002, appearing in this Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ended July 31, 2001.

Deloitte + Touche LLP

January 25, 2002